Exhibit 12.1

WashingtonFirst Bankshares, Inc.
Computation of Consolidated Ratio of Earnings to Combined Fixed Charges

	Nine Months Ended	For the Year Ended December 31,
	September 30, 2014	2013	2012	2011	2010	2009
	(dollars in thousands)
Earnings:
Income before taxes	$9,827	$8,966	$3,408	$4,401	$3,411	$1,063
Add: Interest expense, including deposits	5,257	6,130	4,949	5,009	5,516	6,265
Add: Estimated interest component of net rental expense	1,447	1,832	910	764	700	695
Total earning including fixed charges	16,531	16,928	9,267	10,174	9,627	8,023

Fixed charges:
Interest on deposits	4,015	4,764	4,074	4,073	4,431	5,249
Interest on borrowings	1,242	1,366	875	936	1,085	1,016
Preferred stock dividend requirements (pre-tax)	183	252	271	1,143	1,071	893
Add: Estimated interest component of net rental expense	1,447	1,832	910	764	700	695
Total fixed charges	6,887	8,214	6,130	6,916	7,287	7,853

Ratio of earnings to fixed charges and preferred stock dividend requirement (pre-tax) (1)	2.40	2.06	1.51	1.47	1.32	1.02

Earnings, excluding interest on deposits:
Total earning including fixed charges	$16,531	$16,928	$9,267	$10,174	$9,627	$8,023
Less interest on deposits	4,015	4,764	4,074	4,073	4,431	5,249
Total earning excluding interest on deposits	12,516	12,164	5,193	6,101	5,196	2,774

Fixed charges, excluding interest on deposits:
Total fixed charges	6,887	8,214	6,130	6,916	7,287	7,853
Less interest on deposits	4,015	4,764	4,074	4,073	4,431	5,249
Total fixed charges, excluding interest on deposits	$2,872	$3,450	$2,056	$2,843	$2,856	$2,604

Ratio of earnings to fixed charges and preferred stock dividend requirement (pre-tax), excluding interest on deposits (2)	4.36	3.53	2.53	2.15	1.82	1.07

(1) The ratio of earnings to fixed charges and preferred stock dividend requirement is computed by dividing (a) earnings including fixed charges by (b) total fixed charges.
(2) The ratio of earnings to fixed charges and preferred stock dividend requirement excluding interest in deposits is computed by dividing (a) total earning excluding interest on deposits by (b) total fixed charges, excluding interest on deposits.